                                                                EXHIBIT 99.2


                               LIBERTE INVESTORS
                              600 N. PEARL STREET
                               SUITE 420, LB #168
                              DALLAS, TEXAS 75201

                NOTICE OF A SPECIAL MEETING OF THE SHAREHOLDERS
                           TO BE HELD AUGUST 15, 1996

To the Shareholders:

        Liberte Investors (the "Trust") cordially invites you to attend a special meeting of its shareholders at the Le Meridien Hotel, 650 N. Pearl Street, Dallas, Texas 75201, on August 15, 1996, at 2:00 p.m., to vote upon the following matters:

                1. AMENDMENT TO SECTION 8.2. The amendment of Section 8.2 of the Declaration of Trust to delete the proviso in Section 8.2 that restricts the Trust's ability to reorganize into another entity and clarify that such other entity may have a perpetual existence and broad operating authority.

                2. REORGANIZATION INTO A DELAWARE CORPORATION. The approval of a Plan of Reorganization, under which the Trust will reorganize from a Massachusetts business trust into a Delaware corporation (the "Company"). To effect this reorganization, the Trust will contribute its assets to the Company and receive all of the Company's common stock. The Trust will distribute this common stock to the shareholders in redemption of their shares in the Trust and then terminate. The Company will assume all of the Trust's outstanding liabilities and obligations. The amendment of Section 8.2 is a condition to the reorganization.

                3. SALE OF SHARES. The approval of a Stock Purchase Agreement, under which the Company will sell 8,102,439 newly issued shares of common stock to Hunter's Glen/Ford, Ltd. or its permitted assignee (the "Purchaser") at a price of $2.85 per share. The purchaser is an affiliate of Mr. Gerald J. Ford. The reorganization of the Trust into the Company is a condition to the closing of this sale.

        The board of trustees of the Trust has established the close of business on June 27, 1996, as the record date for determining the shareholders entitled to notice of the special meeting and to vote at it. Any shareholder may examine the list of shareholders as of the record date during regular business hours at the principal executive offices of the Trust on any business day before the meeting.

        If you cannot attend the meeting, the Trust encourages you to complete the enclosed proxy card to indicate your vote on each matter and return it in the enclosed, self-addressed, postage prepaid envelope to Corporate Investor Communications, Inc., the solicitation agent for the special meeting, whose telephone number is (201) 896-1900. The Trust also encourages you to read the accompanying Proxy Statement/Prospectus and other materials, which describe the above matters in more detail and contain other information concerning the Trust.

                                       By Order of the Board of Trustees


                                       BRADLEY S. BUTTERMORE
                                       Senior Vice President, Treasurer,
                                         and Secretary

Dallas, Texas
July __, 1996